Exhibit 99.1

Organigram Announces Appointment of Greg Guyatt as Chief Financial Officer

TORONTO--(BUSINESS WIRE)--December 18, 2023--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI) is pleased to announce that Greg Guyatt CPA, CA, formerly of Phoena Holdings Inc. (“Phoena”), has been appointed to the role of Chief Financial Officer effective January 8, 2024. Mr. Guyatt will lead Organigram’s Finance and IT divisions and will report directly to Beena Goldenberg, Organigram’s Chief Executive Officer.

Mr. Guyatt is a seasoned financial executive with over 25 years of international public company and private equity backed company experience. He joined Phoena as Chief Financial Officer in 2019 before assuming the position of Chief Executive Officer in 2020. Prior to joining Phoena, Mr. Guyatt was Chief Financial Officer of Greenspace Brands and held various progressive senior finance positions at Kingsett Capital and Sears Canada.

“I am pleased to welcome Greg to the Organigram executive management team,” said Beena Goldenberg, CEO of Organigram. “Greg brings tremendous experience to the team and will be a valuable contributor to the Company as we focus on Organigram’s ambitious growth plans with a core objective of delivering bottom-line results.”

Mr. Guyatt replaces Paolo De Luca who had stepped in as Interim Chief Financial Officer following the departure of Derrick West in November. The Company thanks Paolo for his support and looks forward to him dedicating his focus as Chief Strategy Officer which includes leading the Jupiter initiatives following the announcement of the proposed follow-on investment by BAT.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada. Organigram is focused on producing high-quality cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend its global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Media enquiries:
Megan McCrae, Senior Vice President – Marketing and Communications
megan.mccrae@organigram.ca

For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca